As filed with the Securities and Exchange Commission on July 29, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation: $1,125,000 (a)	Amount of Filing Fee: $146.03 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $146.03	Filing Party: Lightstone Value Plus Real Estate Investment, Inc.
Form or Registration No.: 005-86416	Date Filed: June 15, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO of Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission(the “SEC”) on June 15, 2020 (the “Schedule TO”) relating to the Company’s offer to purchase for cash up to 225,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 1% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 223,000 Shares) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $5.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively..  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 2 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in the Amendment No. 2.

Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company has received the final results of the tender offer, which expired at 11:59 p.m. Eastern Time, on July 24, 2020. Based on the final count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of approximately 55,325 Shares were properly tendered and not properly withdrawn.  In accordance with the terms of the Offer, the Company has accepted for purchase 55,325 Shares at a purchase price equal to $5.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total cost of approximately $0.3 million, excluding fees and expenses relating to the Offer. Payment for the Shares purchased pursuant to the Offer will commence promptly. The Shares accepted for purchase in the Offer represent approximately 0.02% of the issued and outstanding Shares as of June 30, 2020.  Following settlement of the tender offer, the Company will have approximately 22.3 million Shares outstanding.

Item 12.  Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: July 29, 2020	LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST, INC.

	BY:	/s/ David Lichtenstein
David Lichtenstein
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated June 15, 2020

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders dated June 15, 2020

(a)(2)(B)*	Email to Financial Advisors

(d)(A)
Amended and Restated Agreement of Limited Partnership of Lightstone Value Plus REIT LP (incorporated by reference to Exhibit 4.1 to Lightstone Value Plus Real Estate Investment Trust, Inc.’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-11 (File No. 333-117367), filed with the Securities and Exchange Commission on May 23, 2005)

(d)(B)
Advisory Agreement by and among Lightstone Value Plus Real Estate Investment Trust, Inc., Lightstone Value Plus REIT LP and Lightstone Value Plus REIT LLC (incorporated by reference to Exhibit 10.1 to Lightstone Value Plus Real Estate Investment Trust, Inc.’s Registration Statement on Form S-11 (File No. 333-166930), filed with the Securities and Exchange Commission on May 18, 2010)

(d)(C)
Management Agreement, by and among Lightstone Value Plus Real Estate Investment Trust, Inc., Lightstone Value Plus REIT LP and Lightstone Value Plus REIT Management LLC (incorporated by reference to Exhibit 10.2 to Lightstone Value Plus Real Estate Investment Trust, Inc.’s Registration Statement on Form S-11 (File No. 333-166930), filed with the Securities and Exchange Commission on May 18, 2010)

(d)(D)
Form of the Company’s Stock Option Plan (incorporated by reference to Exhibit 10.3 to Lightstone Value Plus Real Estate Investment Trust, Inc.’s Registration Statement on Form S-11 (File No. 333-166930), filed with the Securities and Exchange Commission on May 18, 2010)

(d)(E)
Form of Indemnification Agreement by and between The Lightstone Group and the directors and executive officers of Lightstone Value Plus Real Estate Investment Trust, Inc. (incorporated by reference to Exhibit 10.4 to Lightstone Value Plus Real Estate Investment Trust, Inc.’s Registration Statement on Form S-11 (File No. 333-166930), filed with the Securities and Exchange Commission on May 18, 2010)

*          Previously filed.